Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

NOTICE TO STOCKHOLDERS

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) announces to its stockholders and to the market in general, complementary to the Announcement to the Market published on March 20, 2014, that notification has been received from the Central Bank of Brazil ratifying the resolutions adopted at the Extraordinary General Meeting of Itaú Unibanco held on April 23, 2014 at 3:15 p.m. with respect to the increase in the capital stock, to be implemented under the following conditions:

1.         Increase in the capital stock: the increase in the subscribed and paid in capital in the amount of R$ 15,000,000,000.00 (fifteen billion reais), the said subscribed and paid in capital increasing from R$ 60,000,000,000.00 (sixty billion reais) to R$ 75,000,000,000.00 (seventy-five billion reais), through the capitalization of amounts registered in the Revenue Reserves – Statutory Reserve of Itaú Unibanco.

2.         Bonus in shares of 10% (ten percent): the capital increase shall be effected with the issuance of 502,802,971 (five  hundred and two million, eight hundred and two thousand, nine hundred and seventy-one) new book entry shares, without par value, being 251,821,504 (two hundred and fifty-one million, eight hundred and twenty-one thousand, five hundred and four) common and 250,981,467 (two hundred and fifty million, nine hundred and eighty-one thousand, four hundred and sixty-seven) preferred shares, which shall be granted to the holders of shares as a bonus in the proportion of 1 (one) new share of the same type for each lot of 10 (ten) shares held, the shares held as treasury stock also enjoying the bonus rights.

2.1.      Baseline date: stockholders with shares held at the close of the record date of June 5, 2014 shall be entitled to bonus rights.

2.2.      Trading: the new shares shall be released for trading ex-bonus rights as from June 6, 2014; additionally, these new shares shall be included in the stockholders position on June 11, 2014.

2.3.      Bonus Share Rights: the new shares shall be entitled in full to dividend payouts that may be declared as from June 11, 2014, under the same conditions as the common and preferred shares of Itaú Unibanco, as applicable.

2.4.      Dividends: the monthly dividends shall be maintained at R$ 0.015 per share, such that the total amounts paid monthly by the Company to stockholders shall be increased by 10% (ten percent) as from August 1, 2014. The guaranteed minimum annual dividend for preferred shares shall be maintained at R$0.022 per share;

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2.5.      Share Fractions: the bonus shall always be effected in whole numbers.  Stockholders wishing to transfer share fractions resulting from the bonus may do so for the period between June 11, 2014 and July 11, 2014, pursuant to Paragraph 3, Article 169 of Law 6.404/76. This period having elapsed, any eventual amounts remaining from the share fractions shall be separated, grouped into whole numbers and sold on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange and the product of the sale shall be made available to stockholders entitled to these fractions on a date to be notified in due course.

2.6.      Cost of Bonus Shares: the cost attributed to the bonus shares is R$ 29.832759281767 per share for the purposes of the provision in Paragraph 1, Article 47 of Brazilian Internal Revenue Service’s Normative Instruction 1,022 of April 5, 2010.

2.7.      International Market:

(i) On the New York Stock Exchange (NYSE) where each American Depositary Receipt (ADR) represents 1 (one) preferred share, investors shall receive 1 (one) new ADR for every 10 (ten) ADRs already held.

(ii) On the Buenos Aires Stock Exchange (BCBA), where each Argentine Certificate of Deposit (CEDEAR) also represents 1 (one) preferred share, the investors shall receive 1 (one) new CEDEAR for every 10 (ten) CEDEARs already held.

Any eventual clarifications which may be necessary can be obtained via e-mail investor.relations@itau-unibanco.com.br or by accessing the Investor Relations website www.itau.com.br/investor-relations.

São Paulo (SP), May 23, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer